Exhibit 99.1

PEMBINA PIPELINE CORPORATION
TREASURY OFFERING OF SUBSCRIPTION RECEIPTS	December 13, 2023

A final base shelf prospectus of Pembina Pipeline Corporation dated December 13, 2023 (the “final base shelf prospectus”) containing important information relating to the securities described in this document has been filed with the securities regulatory authorities in each of the provinces of Canada and included in the registration statement on Form F-10 filed with the U.S. Securities and Exchange Commission in the United States. A copy of the final base shelf prospectus, any amendment to the final base shelf prospectus and any applicable shelf prospectus supplement that has been filed, is required to be delivered with this document.

This document does not provide full disclosure of all material facts relating to the securities offered. Investors should read the final base shelf prospectus, any amendment thereto and any applicable shelf prospectus supplement for disclosure of those facts, especially risk factors relating to the securities offered, before making an investment decision.

Investing in the securities offered involves risk. See “Risk Factors” in the final base shelf prospectus and in any applicable prospectus supplement

ISSUER:	Pembina Pipeline Corporation (the “Corporation”)

ISSUE:	Treasury offering of 26,000,000 subscription receipts of the Corporation (“Subscription Receipts”) (29,900,000 if the Over-Allotment Option (as defined below) is exercised in full), with each Subscription Receipt entitling the holder thereof, without payment of any additional consideration or further action on the part of the holder, to receive one common share of the Corporation (a “Common Share”) upon closing of the Acquisition (the “Offering”).

AMOUNT:	$1,114,100,000 ($1,281,215,000 if the Over-Allotment Option is exercised in full)

ISSUE PRICE:	$42.85 per Subscription Receipt

OVER-ALLOTMENT OPTION:	The Corporation has granted to the underwriters an over-allotment option (the “Over-Allotment Option”), exercisable, in whole or in part, at any time and from time to time until the earlier of: (i) 5:00 p.m. (Calgary time) on the day that is thirty (30) days following the Offering Closing Date (as defined below); and (ii) the Termination Time (as defined below), to purchase up to an additional 3,900,000 Subscription Receipts on the same terms and conditions as the Offering, to cover over-allotments, if any, and for market stabilization purposes.

ACQUISITION:	The Corporation has entered into a purchase and sale agreement (as amended, supplemented or otherwise modified from time to time in accordance with the terms thereof, the “Purchase and Sale Agreement”) with Enbridge Inc. (“Enbridge”) to acquire all of Enbridge’s interests in the Alliance, Aux Sable and NRGreen joint ventures and the related operatorship contracts for an aggregate purchase price of approximately $3.1 billion (subject to certain adjustments) (the “Purchase Price”), including approximately $327 million of assumed debt, representing Enbridge’s proportionate share of the indebtedness of the Alliance joint venture (the “Acquisition”). The Acquisition is expected to close in the first half of 2024 (the “Acquisition Closing Date”).

USE OF PROCEEDS:	The net proceeds of the Offering (excluding any Dividend Equivalent Payments (as defined below) and interest and other income that may be earned on the Escrowed Funds (as defined below)) will be used to fund a portion of the Purchase Price.

PEMBINA PIPELINE CORPORATION
TREASURY OFFERING OF SUBSCRIPTION RECEIPTS	December 13, 2023

SUBSCRIPTION RECEIPTS:

Each Subscription Receipt will entitle the holder thereof to receive automatically, without additional consideration or further action on the part of the holder thereof, one (1) Common Share of the Corporation upon closing of the Acquisition.

If (i) by 5:00 p.m. (Calgary time) on October 1, 2024, (a) the Escrow Release Notice and Direction (as defined below) is not delivered to Computershare Trust Company of Canada, as subscription receipt agent (the “Subscription Receipt Agent”), prior to such time, or (b) an Escrow Release Notice and Direction has been delivered to the Subscription Receipt Agent prior to such time, but the Escrowed Funds are subsequently returned to the Subscription Receipt Agent and no further Escrow Release Notice and Direction is delivered to the Subscription Receipt Agent prior to such time; (ii) the Purchase and Sale Agreement is terminated; (iii) the Corporation gives notice to the Joint Bookrunners, on behalf of the underwriters, that it does not intend to proceed with the Acquisition; or (iv) the Corporation announces to the public that it does not intend to proceed with the Acquisition (each, a “Termination Event” and the time of the earliest of such Termination Event to occur, the “Termination Time” and the date on which such Termination Time occurs, the “Termination Date”), the Subscription Receipt Agent will pay to each holder of Subscription Receipts, no earlier than the third business day following the Termination Date, an amount per Subscription Receipt (the “Termination Payment”) equal to the offering price in respect of such Subscription Receipt, plus (x) if a Dividend Equivalent Payment has been paid or is payable in respect of the Subscription Receipts at any time following the issuance of the Subscription Receipts, any unpaid Dividend Equivalent Payment owing to such holder, or (y) if no Dividend Equivalent Payment has been paid or is payable in respect of the Subscription Receipts at any time following the issuance of the Subscription Receipts, such holder’s proportionate share of any interest and other income received or credited on the investment of the Escrowed Funds between the Offering Closing Date and the Termination Date.

DIVIDEND EQUIVALENT PAYMENTS ON SUBSCRIPTION RECEIPTS:

Holders of Subscription Receipts (including Subscription Receipts that may be issued upon the exercise of the Over-Allotment Option) will be entitled to receive payments per Subscription Receipt equal to the cash dividends per Common Share, if any, paid or payable to holders of Common Shares in respect of all record dates for such dividends occurring from the Offering Closing Date to, but excluding, the Acquisition Closing Date or to, and including, the Termination Date, as applicable, to be paid to Subscription Receipt holders of record on the record date for the corresponding dividend on the Common Shares on the date on which such dividend is paid to holders of Common Shares (each, a “Dividend Equivalent Payment”).

In the event that the Termination Date occurs after a dividend has been declared on the Common Shares but before the record date for such dividend, holders of Subscription Receipts will receive, as part of the Termination Payment, a pro rata Dividend Equivalent Payment in respect of such dividend declared on the Common Shares equal to the amount of such dividend multiplied by a fraction equal to: (i) the number of days from, and including, the date of the prior Dividend Equivalent Payment (or, if

PEMBINA PIPELINE CORPORATION
TREASURY OFFERING OF SUBSCRIPTION RECEIPTS	December 13, 2023

none, the date of the Offering Closing Date) to, but excluding, the date of the Termination Event; divided by (ii) the number of days from, and including, the date of the prior Dividend Equivalent Payment (or, if none, the prior payment date for dividends on the Common Shares) to, but excluding, the date on which such dividend is paid to holders of Common Shares. If the Termination Date occurs on a record date or following a record date for a dividend on the Common Shares but on or prior to the payment date for such dividend, Subscription Receipt holders of record on the record date will be entitled to receive the full Dividend Equivalent Payment.

The declaration and payment of dividends on the Common Shares by the Corporation are at the discretion of the Board of Directors of the Corporation. The first Dividend Equivalent Payment that holders of Subscription Receipts are expected to be eligible to receive will be, if so declared by the Board of Directors of the Corporation, in respect of the dividend payable to holders of Common Shares on or about March 29, 2024, to shareholders of record as of March 15, 2024.

ESCROW CONDITIONS:

The gross proceeds from the sale of the Subscription Receipts, less the Non-Escrowed Underwriters’ Fee (as defined below) (the “Proceeds”) will, from the Offering Closing Date until the earlier of the delivery of the Escrow Release Notice and Direction and the Termination Time, be held in escrow by the Subscription Receipt Agent, and deposited or invested, as applicable, pursuant to the terms of a subscription receipt agreement to be dated as of the Offering Closing Date among the Corporation, the Joint Bookrunners, on behalf of the underwriters, and the Subscription Receipt Agent, provided that Dividend Equivalent Payments may be made from the Proceeds and the interest and other income received or credited thereon from time to time (the “Earned Interest” and, together with the Proceeds and any interest and other income received or credited on the Earned Interest, the “Escrowed Funds”).

Once the parties to the Purchase and Sale Agreement are able to complete the Acquisition in all material respects in accordance with the terms of the Purchase and Sale Agreement, without amendment or waiver materially adverse to the Corporation, unless the consent of the Joint Bookrunners is given to such amendment or waiver (such consent not to be unreasonably withheld, conditioned or delayed) but for the payment of the Purchase Price, and the Corporation has available to it all other funds required to complete the Acquisition (the “Escrow Release Condition”), the Corporation will provide notice (the “Escrow Release Notice and Direction”) to the Subscription Receipt Agent and the Subscription Receipt Agent will release the Escrowed Funds, less the Escrowed Underwriters’ Fee (as defined below) and any amounts required to satisfy any unpaid Dividend Equivalent Payments, to or at the direction of the Corporation. The Escrow Release Condition may, if the foregoing conditions are met, at the election of the Corporation, occur up to seven (7) business days prior to the scheduled Acquisition Closing Date.

PEMBINA PIPELINE CORPORATION
TREASURY OFFERING OF SUBSCRIPTION RECEIPTS	December 13, 2023

In the event that Escrowed Funds are released pursuant to an Escrow Release Notice and Direction and the closing of the Acquisition does not occur within seven (7) business days of such release, the Corporation will cause such Escrowed Funds to be returned to the Subscription Receipt Agent and the Escrowed Funds will either continue to be held by the Subscription Receipt Agent or returned to the holders of Subscription Receipts, as applicable.

LISTING:

The Corporation has applied to list the Subscription Receipts (including the Subscription Receipts issuable pursuant to the Over-Allotment Option) on the Toronto Stock Exchange (the “TSX”), and to list the Common Shares issuable pursuant to the Subscription Receipts (including the Subscription Receipts issuable pursuant to the Over-Allotment Option) on both the TSX and the New York Stock Exchange (the “NYSE”). The Subscription Receipts will not be listed on the NYSE.

The Common Shares are currently listed on the TSX under the symbol “PPL” and the NYSE under the symbol “PBA”.

FORM OF OFFERING:	Public offering in (a) all provinces of Canada pursuant to a prospectus supplement to the Corporation’s base shelf prospectus dated December 13, 2023, and (b) the United States pursuant to prospectus supplements to the Corporation’s registration statement on Form F-10, including the Corporation’s U.S. base shelf prospectus, filed with the U.S. Securities and Exchange Commission dated December 13, 2023.

FORM OF UNDERWRITING:	Bought deal, subject to a mutually acceptable underwriting agreement between the Corporation and the underwriters containing “disaster out”, “regulatory out” and “material adverse change out” clauses running to Closing.

ELIGIBILITY FOR INVESTMENT:	The Subscription Receipts and the Common Shares issuable pursuant to the terms thereof will be eligible for RRSPs, RESPs, RRIFs, RDSPs, TFSAs DPSPs and FHSAs.

JOINT BOOKRUNNERS:	TD Securities Inc., RBC Capital Markets and Scotiabank

UNDERWRITING FEE:	4.0% of the gross proceeds of the Offering. Of the total Underwriting Fee, 50% will be payable upon the closing of the Offering (the “Non-Escrowed Underwriters’ Fee”) and the remaining 50% of the Underwriting Fee will be paid upon the release of the Escrowed Funds as set forth above (the “Escrowed Underwriters’ Fee”).

CLOSING:	December 19, 2023 (the “Offering Closing Date”).

Pembina has filed a registration statement (including the final base shelf prospectus) on Form F-10 with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this document relates. This document does not provide full disclosure of all material facts relating to the securities offered. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the Corporation has filed with the SEC for more complete information about the issuer and this offering, especially risk factors relating to the securities offered. You may obtain these documents free of charge by visiting the SEC’s website at www.sec.gov. Alternatively, the Corporation, any underwriter or any dealer participating in the offering will arrange to send you the prospectus (as supplemented by the prospectus supplement) if you request it. Copies of the final base shelf prospectus, registration statement on Form F-10, and the applicable prospectus supplements may be obtained upon request in Canada from TD Securities Inc. at 1625 Tech Avenue, Mississauga, Ontario L4W 5P5

PEMBINA PIPELINE CORPORATION
TREASURY OFFERING OF SUBSCRIPTION RECEIPTS	December 13, 2023

Attention: Symcor, NPM, or by telephone at (289) 360-2009 or by email at sdcconfirms@td.com, from RBC Dominion Securities Inc., 180 Wellington Street West, 8th Floor, Toronto, Ontario M5J 0C2, Attention: Distribution Centre, Phone: (416) 842-5349, Email: Distribution.RBCDS@rbccm.com, or from Scotiabank by mail at 40 Temperance Street, 6th Floor, Toronto, Ontario M5H 0B4, Attention: Equity Capital Markets, by email at equityprospectus@scotiabank.com or by telephone at (416) 863-7704, or in the United States from TD Securities (USA) LLC, Attention: Equity Capital Markets, 1 Vanderbilt Avenue, New York, New York 10017, by telephone at (855) 495-9846 or by email at TD.ECM_Prospectus@tdsecurities.com, from RBC Capital Markets, LLC, 200 Vesey Street, 8th Floor, New York, New York 10281-8098, Attention: Equity Syndicate, Phone: 877-822-4089, Email: equityprospectus@rbccm.com or from Scotia Capital (USA) Inc., 250 Vesey Street, 24th Floor, New York, New York 10281, Attention: Equity Capital Markets, or by telephone at (212) 255-6854, or by email at us.ecm@scotiabank.com.